1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

December 23, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Nano Nuclear Energy Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed October 22, 2025 File No. 333-288982

Dear Ms. Brown:

On behalf of our client, Nano Nuclear Energy Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter, dated December 18, 2025, received by the Company from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) related to the above-referenced Amendment No. 2 to the Company’s Registration Statement on Form S-3 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed with the Commission concurrently with the submission of this response letter.

At the outset, we note for the benefit of the Staff that the Company filed its Annual Report on Form 10-K for its fiscal year ended September 30, 2025 on December 18, 2025 (the “2025 10-K”). As such, in Amendment No. 3, the Company has endeavored to respond to the Staff’s comments and concurrently be consistent with its 2025 10-K disclosures in all material respects. In addition, for the sake of clarity, given that the 2025 10-K was only recently filed, no interim period reporting is required.

Amendment No. 2 to Registration Statement on Form S-3

Overview, page 1

1.	Revise the opening paragraph of your Overview to disclose your revenues, net losses and accumulated deficit for the most recently completed fiscal year and interim period.

In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 3 to disclose its revenues, net losses and accumulated deficit for its fiscal year ended September 30, 2025 as reflected in the 2025 10-K.

2.	We note your response to prior comment 1 and refer to the final paragraph on page 1. Your revised disclosure remains unclear as to what assets, other than the Chalk River Project, were “Consent Assets” and the nature of the consents required.

In response to the Staff’s comment, the Company has revised its disclosures in Amendment No. 3 to clarify the assets included in the “Consent Assets” and the nature of the consents required. The Company notes that the general nature of these contracts (albeit with specifics redacted for commercial reasons) appears in the Company’s amended asset purchase agreement with USNC which has previously been publicly filed by the Company.

3.	We note your revised discussion in the final paragraph on page 1 and the first paragraph on page 2. Please further revise to provide additional context regarding the stated reasons for the bankruptcy, including whether the reasons reflect widely applicable challenges confronting industry participants (such as prohibitive cost, financing concerns, or otherwise). In addition, please provide further disclosure regarding the encumbrances that could not be cleared through the bankruptcy process. We note that your revised disclosures here should provide contextualizing disclosure so that investors can evaluate your decision to pursue these particular assets in the manner described.

The Company believes that USNC’s bankruptcy was not attributable to any broader challenges facing participants in the advanced nuclear technology industry, including the Company. Rather, the Company believes that USNC’s bankruptcy arose primarily from issues related specifically to USNC and its business, notably the termination of USNC’s primary source of funding, which had been provided by a private, high-net-worth individual (or his affiliated entities) who passed away. Following such individual’s death, his estate elected to discontinue the financial support of USNC. The sudden and unexpected death of USNC’s principal investor led to an immediate loss of liquidity and the rapid accrual of outstanding obligations, which the management of USNC was unable to restructure or satisfy in sufficient time to prevent payment defaults. These defaults directly resulted in the commencement of bankruptcy proceedings.

In response to the Staff’s comment, the Company has added a sentence to its disclosure detailing the Company’s belief that USNC’s bankruptcy was not attributable to any broader challenges facing participants in the advanced nuclear technology industry. The Company respectfully submits, given the particular and isolated circumstances of USNC’s bankruptcy, that the detail set forth above related to such bankruptcy is not material to the Company’s investors and need not be disclosed in the Registration Statement.

The Company has also clarified its disclosures regarding the potential for encumbrances that could not be cleared through the bankruptcy process. The Company’s revised disclosures (as disclosed in the 2025 10-K) also state that all assets acquired from USNC were acquired free and clear of any liens or encumbrances.

Acquisition of GFPL and 2025 Progress with Chalk River Project, page 2

4.	We note that there appears to have been confusion as to the ownership of the Consent Assets, most notably the Chalk River License Application. Please revise to clarify whether you sought a judgement with regard to ownership of the Chalk River License Application and related assets. In this regard, we note that the closing of the USNC Acquisition on January 10, 2025 was also intended to acquire the License, among other things. Further, disclose if there are currently any other parties that claim to have ownership of the Chalk River License Application, or any of the other assets that you believe you acquired in the USNC asset acquisition on January 10, 2025 or any subsequent transaction.

In response to the Staff’s comment, the Company advises the Staff as follows:

(a) As already provided for in the Company’s disclosures, the opportunity to acquire USNC’s assets in a bankruptcy sale came about quickly, resulting in limited time to conduct diligence. While the Company believed based on preliminary due diligence that the Chalk River License Application was held by a Canadian partnership subsidiary of USNC and required the Canadian Consents in order to transfer the same, post-closing due diligence revealed that the Chalk River License Application was in fact held in the name of GFPL, and further that the Chalk River License Application could not be assigned by GFPL without having to start the entire licensing process anew. Therefore, the decision was taken to buy GFPL (and thus the Chalk River License Application held by GFPL) directly.

(b) The Company reached the decision to buy GFPL after direct consultations with the CNSC. Therefore, no “judgement” was needed with regard to the ownership of the Chalk River License Application and related assets, and (as previously disclosed) GFPL was purchased free and clear of any liabilities other than the assumed fee owed to the CNSC. Such purchase (on such terms, including that GFPL was acquired free and clear of any liens or encumbrances) was approved by the bankruptcy court hearing USNC’s bankruptcy.

(c) The Company is not aware of any other parties that claim to have ownership of the Chalk River License Application or any other assets that the Company or its subsidiaries purchased from USNC. No party has made any such claim to the Company. Moreover, all assets acquired from USNC were acquired in a bankruptcy court approved process, free and clear of any liabilities, liens or encumbrances (other than those expressly assumed as previously disclosed), which provides the Company with significant assurances of its ownership of the Chalk River License Application and related assets.

Disclosures have been added to Amendment No. 3 to reflect the foregoing.

5.	We note your disclosure in the second paragraph of this section. You state in the first sentence of that paragraph that you did not “formally acquire the Consent Assets.” It remains unclear what this phrase means. Please explain. In addition, please reconcile that statement with your disclosure on the prior page which states that you “closed” on the acquisition of the USNC Assets (which are defined to include the Canadian Assets which, in turn, are defined to include the Consent Assets).

In response to the Staff’s comment, the Staff is advised that pursuant to the UNSC asset purchase agreement, at the closing of the transactions, the Yu Entities, as designees of the Company, acquired the right to purchase the Consent Assets from UNSC and the other debtors, subject to obtaining the applicable consents of the Canadian governmental authorities, and the Consent Assets were not actually transferred to the Company or Yu at such closing. The Staff is further advised that the principal Consent Assets were certain contracts and partnership interests related to the Chalk River project and the rights to the Chalk River License Application. When it became clear after discussions between the Company and CNSC that the only practical way to acquire the Chalk River License Application was by acquiring GFPL itself, the Company determined that the other Consent Assets were not material and no other assets which were subject to the Yu Option needed to be acquired. We note that all intellectual property assets related to the KRONOS MMR  (including those in Canada) were purchased at the closing in January 2025. The Company has reviewed its disclosures in light of the Staff’s comment and made clarifying edits accordingly.

6.	Please clarify when the $250,000 escrow related to the Consent Assets was funded, whether the funds are held by a third party, and whether there is a time period during which you must exercise your right to terminate the January 10, 2025 deal for the Consent Assets in order to receive the return of the escrow amount. In addition, please revise to expressly state, if true, that the option was never exercised and has been terminated.

The Staff is advised that the escrow was funded in January 2025 at closing of the acquisition of the USNC Assets and is currently held by Western Alliance Bank. The Company has the right to request the return of the escrow funds if the Canadian Consents were not obtained within 90 days after the closing of the acquisition of the USNC Assets, and by doing so it would abandon its rights to receive the Consent Assets.

The Staff is further advised that in mid-December 2025, the Company submitted a formal written request for the return of the $250,000 escrow amount and noted that by doing so, it abandoned its rights to receive the Consent Assets, which is still pending return as of the date of this response letter. The Company notes that given the Company’s current cash on hand, the $250,000 amount is immaterial in the sense that it has no impact on the Company’s ability to progress its business.

Further, the Staff will recall the Company’s belief that with its acquisition of GFPL, it now possesses all Canadian Assets (namely intellectual property and the Chalk River License Application) that it requires to progress its plans for the KRONOS MMR in Canada. The Staff is advised that the Yu Option could only have been exercised by the Company if the Yu Entities actually acquired the Consent Assets. Since the Company has now formally requested a return of the $250,000 escrow funds (since the Canadian Consents were not received by the agreed-upon due date and the Company has no interest in or need for those assets), the Company has abandoned its rights to acquire the Consent Assets. Therefore, those assets will no longer be acquired by the Yu Entities and thus there is no scenario under which the Company would exercise the Yu Option. Accordingly, the Yu Option has never been exercised, and the Company will not exercise the Yu Option. As a result, the Company believes that the Yu Option Agreement is immaterial and expects to terminate the Yu Option Agreement shortly. The Company has revised its disclosures in Amendment No. 3 accordingly.

Summary, page 3

7.	We note your response to prior comment 3 provides that you anticipate submitting your construction permit application in early 2026. We also note you continue to state that the regulatory process includes conducting the approved fuel qualification program, completing the associated safety and environmental analyses, and submitting an application for a construction permit or operating license for the KRONOS MMR™ reactor. Please revise to address each step and the anticipated timeline for completion such that you are able to meet your projected target of early 2026. In addition, please address whether the NRC review process is typically roughly one year as projected and what variables typically affect timing.

In response to the Staff’s comment, the Company has revised the disclosures under the “Prospectus Summary” sections of Amendment No. 3 to address each step and the anticipated timeline for completion such that the Company is able to meet the projected target of early 2026 and the duration of NRC review process and the variables that typically affect the timing of such review.

The Company further advises the Staff that in late April 2025, the U.S. Nuclear Regulatory Commission (“NRC”) issued its final Safety Evaluation approving the Fuel Qualification Methodology Topical Report (“FQM TR”) for the KRONOS MMR™ reactor fuel. Approval of the FQM TR does not authorize construction or operation of the KRONOS MMR™ reactor; rather, it represents NRC approval of the methodology that will be used to qualify fuel in subsequent licensing stages. The Company’s regulatory activities to date have been conducted within the NRC’s pre-application framework, which has included multiple technical submittals, meetings, and NRC staff feedback related to the Company’s technical submittals documented on the NRC’s public pre-application docket for the University of Illinois at Urbana-Champaign.

The Company’s next steps toward submission of a construction permit application for the KRONOS MMR™ reactor consist of several regulatory and technical workstreams that are being conducted in parallel rather than sequentially. These activities include continued NRC pre-application engagement and technical interactions, completion of site characterization activities and development of site-specific inputs (including collecting and preparing location-specific technical, environmental, and engineering information to support regulatory filings and design work for a particular site), preparation of the environmental report required to support a construction permit application, preparation of preliminary safety analyses and application documentation, and initiation and ongoing execution of the NRC-approved fuel qualification program in accordance with its approved scope and phased development plan.

With respect to site-specific work, the Company engaged AECOM, a multi-disciplinary engineering firm, in June 2025 to support site characterization, engineering, environmental analysis, and regulatory planning activities associated with the proposed reactor site at the University of Illinois at Urbana-Champaign. The agreement with AECOM has a term of three (3) years, which will be automatically renewed on an annual basis. These activities include site drilling and collection of geological and environmental data required to support a construction permit application. The Company currently expects to complete the principal site-specific data collection and analyses necessary for an NRC construction application submittal during the first quarter of 2026.

In parallel, the Company is preparing the environmental report and preliminary safety analysis materials, which are expected to be completed in the first quarter of 2026 and are required for a construction permit application for a KRONOS MMR™ research reactor. While the environmental report and safety analysis must be submitted with the application, the NRC’s detailed safety and environmental reviews occur after the application is docketed and may involve requests for additional information, audits, hearings, and public participation as part of the NRC’s review process.

Following NRC approval of the FQM TR, the Company has initiated the fuel qualification program using the NRC-approved methodology. Fuel qualification is a staged and iterative process that includes defining test plans, generating and evaluating fuel performance data, and documenting results. The Company expects to provide fuel-related information sufficient to support submission of a construction permit application based on the approved methodology, while continuing fuel qualification activities during NRC review and in later licensing stages. However, although fuel qualification is important to the Company’s business operations, completion of all fuel qualification activities is not required as a condition for the approval or docketing of a construction permit application.

Based on the foregoing parallel workstreams, the Company currently anticipates submitting a construction permit application for the KRONOS MMR™ reactor in early 2026. Following submission, the NRC will conduct an acceptance review to determine whether the application is sufficiently complete to docket. NRC guidance indicates that this acceptability determination is generally expected to occur within approximately 60 days; however, timing may vary. After docketing, the duration of the NRC’s safety and environmental reviews is not fixed and is not typically completed within a single year. There can be no assurance as to the timing of completion of such reviews. The duration of the NRC’s review process may vary materially based on numerous factors, including, among other things, the completeness and quality of the application at submission, the number and complexity of NRC requests for additional information, the extent to which the application relies on previously reviewed topical reports, NRC staffing and resource availability, the scope and outcome of any required hearings, and the type and complexity of the environmental review, including whether an environmental impact statement is required. Accordingly, the timing of NRC review and any resulting licensing decisions is inherently uncertain and largely outside the Company’s control and any delays in the review process could materially and adversely affect the Company’s business, financial condition, and results of operations.

The Company has revised its disclosures in Amendment No. 3 to reflect the foregoing.

8.	We note your response to prior comment 4 and we re-issue the comment in part. Please revise throughout the prospectus to clarify your commercial launch targets for each reactor and microreactor and provide a detailed discussion of your anticipated timeline for each, including the anticipated timeline to establish a manufacturing, research and development facility in Illinois.

In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 3 to clarify the Company’s commercial launch targets for each reactor and microreactor and provide a detailed discussion of the Company’s anticipated timeline for each, including the anticipated timeline to establish a manufacturing, research and development facility in Illinois.

Fuel Processing Business, page 4

9.	We note your response to prior comment 5. However, the length and continued prominence of this disclosure appears to suggest that you intend that fuel processing will be an important business line. If you intend for it to be an important business line, please significantly revise to provide an appropriate discussion of relevant milestones, anticipated costs, and expected challenges to provide a clear timeline. In this regard, the discrete revisions in response to prior comment 5 are insufficient.

In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 3 to provide a discussion of relevant milestones, anticipated costs, and expected challenges to providing a clear timeline. The Company notes (as disclosed in Amendment No. 3) that the establishment of a fuel processing business is subject to many uncertainties and could be established through several different avenues, and the Company has caveated its disclosures about this business line accordingly to address the Staff’s comment regarding the prominence of this disclosure. Also, please note that the Company has endeavored to respond to the Staff’s comment without disclosing information which is particularly sensitive from a commercial point of view.

Summary of Consolidated Financial Information, page 9

10.

Given that you did not report income after taxes for either of the two fiscal years covered by the most recent annual report, considering the financial statement updating provisions in Rule 3-12(b) and Rule 3-01(c) of Regulation S-X, along with the SEC guidance in C&DI 223.01, the registration statement will need to include or incorporate by reference financial statements for your more recently completed fiscal year prior to the effective date. You may view the interpretive guidance at the following address:

https://www.sec.gov/rules-regulations/staff-guidance/compliance-disclosureinterpretations/securities-act-forms

In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 3 to include the summary of the Company’s consolidated financial statements for the fiscal years ended September 30, 2025 and 2024 and incorporate by reference the Company’s financial statements for the fiscal year ended September 30, 2025 as appearing in the 2025 10-K.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact the undersigned at ranslow@egsllp.com or my partner Lawrence Rosenbloom at lrosenbloom@egsllp.com. We can also be reached by telephone at (212) 370-1300.

Sincerely,

/s/ Richard I. Anslow
Richard I. Anslow
Partner
Ellenoff Grossman & Schole LLP

cc:	Nano Nuclear Energy Inc.